UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Kona Grill, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50047H201

(CUSIP Number)

    Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047H201	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 899,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 899,330
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 50047H201	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 899,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 899,330
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 50047H201	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 899,330
	8.	Shared Voting Power
	9.	Sole Dispositive Power 899,330
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 50047H201	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 899,330
	8.	Shared Voting Power
	9.	Sole Dispositive Power 899,330
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50047H201	Page 6 of 9 Pages

This Amendment No. 9 (this “Amendment”) to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Kona Grill, Inc., a Delaware corporation, filed by the undersigned on June 26, 2008 (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008, with respect to the Initial Filing, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on December 30, 2008, with respect to the Initial Filing, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on January 2, 2009, with respect to the Initial Filing, as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on January 30, 2009, with respect to the Initial Filing, as amended by Amendment No. 5 on Schedule 13D filed by the undersigned on March 12, 2009, with respect to the Initial Filing, as amended by Amendment No. 6 on Schedule 13D filed by the undersigned on April 15, 2009, with respect to the Initial Filing, as amended by Amendment No. 7 on Schedule 13D filed by the undersigned on May 18, 2009, with respect to the Initial Filing, and as amended by Amendment No. 8 on Schedule 13D filed by the undersigned on June 3, 2009, with respect to the Initial Filing (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 2(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Scharfman, Charles M. B. Goldman and Justin C. Jacobs (each, a “Manager” and, collectively, the “Managers”) are the management committee directors of the GP, which is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared power to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.”

2.	Item 2(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.”

3.	The third sentence of Item 2(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.”

4.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration. The Reporting Persons acquired beneficial ownership of an aggregate of 899,330 shares of Common Stock for $5,334,397.21 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

CUSIP No. 50047H201	Page 7 of 9 Pages

5.	Item 4 of the Schedule 13D shall hereby be amended by inserting the following two paragraphs between the sixth and seventh paragraphs:

“On January 28, 2010, the Fund transmitted a letter to the Issuer, attached hereto as Exhibit 20 and incorporated herein by reference, in compliance with the advance notice requirement of stockholder nominees in the Issuer’s bylaws and pursuant to the applicable provisions of the Delaware General Corporation Law, informing the Issuer of its proposal to nominate three persons for election to the Board of Directors of the Issuer at the Issuer’s 2010 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). The nominees are: Thomas E. Lynch, Lawrence F. Harris and Craig S. Miller (collectively, the “Nominees”).

IN THE EVENT THAT THE FUND DETERMINES TO ENGAGE IN THE SOLICITATION OF PROXIES IN SUPPORT OF THE NOMINEES, (I) STOCKHOLDERS OF KONA GRILL, INC. ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES IN SUPPORT OF THE NOMINEES FOR USE AT THE ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (II) A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO THE STOCKHOLDERS OF KONA GRILL, INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.”

6.	The final paragraph of Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Except as set forth above, including the Reporting Persons’ efforts with respect to the Fund’s interest in making an offer to acquire all of the outstanding shares of the Issuer and the Fund’s proposal to nominate the Nominees for election to the Board of Directors of the Issuer at the Annual Meeting, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or

CUSIP No. 50047H201	Page 8 of 9 Pages

corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.”

7.	Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of January 28, 2010, 899,330 shares of the Common Stock, representing approximately 9.8% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and Messrs. Lynch and Scharfman each beneficially owns, as of January 28, 2010, 899,330 shares of the Common Stock, representing approximately 9.8% of such class of securities. These percentages of beneficial ownership are based on a total of 9,143,856 shares of the Common Stock outstanding as of October 31, 2009, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2009.”

8.	Item 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(b) Each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement on Schedule 13D on behalf of the Fund.”

9.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person effected any transaction in shares of the Common Stock from November 30, 2009 (the date 60 days prior to the date of filing of Amendment No. 9 to the Schedule 13D) to January 29, 2010.”

10.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibits:

“Exhibit 17 Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. dated as of January 28, 2010.

Exhibit 18 Confirming Statement of Thomas E. Lynch dated January 28, 2010.

Exhibit 19 Confirming Statement of Scott P. Scharfman dated January 28, 2010.

Exhibit 20 Notice from Mill Road Capital, L.P. of Intention to Nominate Persons for Election as Directors at the 2010 Annual Meeting of Stockholders of the Issuer dated January 28, 2010.”

11.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 50047H201	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 28, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/S/ THOMAS E. LYNCH
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/S/ THOMAS E. LYNCH
Thomas E. Lynch
Management Committee Director and Chairman

THOMAS E. LYNCH

/S/ THOMAS E. LYNCH
Thomas E. Lynch

SCOTT P. SCHARFMAN

/S/ SCOTT P. SCHARFMAN
Scott P. Scharfman